UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 28, 2010 - January 1, 2011

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.



Signature of Debtor

Date _____1/13/11_____

Signature of Joint Debtor

Date



Signature of Authorized Individual*

Date _____1/13/11_____

J. Gregory Ambro
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 28, 2010 - January 1, 2011

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

		GEN OPER.	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROF FEES RESERVE	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
				BANK ACCOUNTS				CURRENT MONTH		FILING TO DATE
CASH (LOAN BALANCE) BEGINNING OF MONTH		$ 8,310	$ -	$ 281	$ -	$ -	$ -	$ 8,591	$ 7,352	$ (68,811)
RECEIPTS										
CASH SALES		-						-	-	83,387
CREDIT CARD RECEIVABLES		-						-	-	20,495
LOANS AND ADVANCES		-						-	-	-
SALE OF ASSETS	(3)	1,499						1,499	-	119,119
OTHER RECEIPTS	(4)	91						91	-	70,227
TRANSFERS (FROM DIP ACCTS)								-	-	-
TOTAL RECEIPTS		$ 1,590	$ -	$ -	$ -	$ -	$ -	$ 1,590	$ -	$ 293,228
DISBURSEMENTS										
ADVERTISING		-						-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)		-						-	-	53,228
RENT		38						38	5	14,504
PAYROLL, PAYROLL TAXES, AND BENEFITS		74						74	53	51,348
UTILITIES		8						8	-	4,769
INSURANCE		167						167	150	1,281
SALES AND OTHER TAXES		-						-	20	33,083
GENERAL OPERATING		6						6	11	8,780
FINLAY LICENSE		-						-	-	11,814
FINANCING EXPENSES		-						-	-	3,524
PROFESSIONAL FEES		234						234	350	19,339
OTHER		-						-	-	7,744
TOTAL DISBURSEMENTS		$ 527	$ -	$ -	$ -	$ -	$ -	$ 527	$ 597	$ 212,637
DRAW ON LC		-						-	-	4,648
ADJUSTMENTS		-						-	-	2,522
NET CASH FLOW		$ 1,063	$ -	$ -	$ -	$ -	$ -	$ 1,063	$ (597)	$ 78,465
(RECEIPTS LESS DISBURSEMENTS)										
CASH (LOAN BALANCE)- END OF MONTH		$ 9,373	$ -	$ 281	$ -	$ -	$ -	$ 9,654	$ 6,755	$ 9,654

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 1/1/11 was $0.
[2] 'Projected' amounts reflect projections per the winddown budget.
(3) Proceeds from the sale of the Park 41 partnership.
(4) Includes refund for 2009 Deleware Franchise Taxes.

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID

This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES	
O'Melveny & Meyers	11/28/10 to 1/1/11	12/17/2010	164,476	164,476		7,105,511	218,849	217,132
FTI Consulting	11/28/10 to 1/1/11	12/17/2010	11,393	11,393		3,093,637	132,854	-
Richards, Layton & Finger	11/28/10 to 1/1/11	11/30/10 & 12/17/10	18,942	18,552	390	929,754	66,589	20,309
Kurtzman Carson Consultants	11/28/10 to 1/1/11	n/a	-	-	-	1,184,904	210,801	16,076
Cooley Godward Kronish	11/28/10 to 1/1/11	11/30 & 12/16 & 12/17	32,971	32,843	129	925,462	32,145	15,329
Loughlin Meghji & Company	11/28/10 to 1/1/11	12/16/10 & 12/17/10	14,881	14,881	-	907,015	833	9,257
Benesch	11/28/10 to 1/1/11	12/16/10 & 12/17/10	2,160	1,892	269	164,488	4,690	1,157
GE Capital Third Party Legal [1]	11/28/10 to 1/1/11	n/a		-		578,731	5,505	-
Financial Dynamics	11/28/10 to 1/1/11			-		29,377	-	-
Other	11/28/10 to 1/1/11	12/17/2010	2,428	2,428	-	236,754	766	6,931
TOTAL PAYMENTS TO PROFESSIONALS			$ 247,251	$ 246,463	$ 788	$ 15,155,631	$ 673,032	$ 286,191

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 28, 2010 - January 1, 2011

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month ($ in 000's)	Cumulative Filing to Date ($ in 000's)
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	-	1,758
Total Revenues	-	96,650
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	-	22,714
OPERATING EXPENSES		
Advertising	-	2,108
Bad Debts	-	61
Contributions	-	9
Employee Benefits Programs	(13)	2,402
Insider Compensation	54	1,612
Insurance	15	1,480
Repairs and Maintenance	1	1,287
Rent and Lease Expense	-	4,830
Salaries/Commissions/Fees	14	21,746
Supplies	-	1,921
Taxes	(140)	3,856
Travel and Entertainment	1	133
Utilities	1	1,677
Other (attach schedule)	509	98,138
Total Operating Expenses Before Depreciation	442	141,260
Depreciation/Depletion/Amortization	12	5,505
Net Profit (Loss) Before Other Income & Expenses	(454)	(124,051)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(4)	(4,243)
Interest Expense	-	1,656
Net Profit (Loss) Before Reorganization Items	(450)	(121,464)
REORGANIZATION ITEMS		
Professional Fees	106	16,558
U. S. Trustee Quarterly Fees	2	123
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	108	19,490
Income Taxes	-	76
Net Profit (Loss)	$ (558)	$ (141,030)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 28, 2010 - January 1, 2011

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	3	5,659
Unclassified	0	(1,122)
Communications	3	670
Postage	0	224
Professional Fees	3	46
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Loss/(Gain) on Sale of Assets	500	93,716
Store Closure Costs	0	44
Total Other Operational Expenses	**509**	**98,138**
Other Income		
Rental income	(3)	(150)
Miscellaneous (income) expense	(1)	(4,093)
Total Other Income	**(4)**	**(4,243)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	0	2,809

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 28, 2010 - January 1, 2011

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)		BOOK VALUE PETITION DATE ($ in 000's)
CURRENT ASSETS			
Unrestricted Cash and Equivalents	$	9,299	$ 7,408
Restricted Cash and Cash Equivalents [1]		281	-
Accounts Receivable (Net)		2,887	2,944
Inventories		-	126,552
Prepaid Expenses (attach schedule)		1,898	3,849
Professional Retainers		70	493
Other Current Assets (attach schedule)		6,313	8,216
TOTAL CURRENT ASSETS	$	20,748	$ 149,462
PROPERTY AND EQUIPMENT			
Real Property and Improvements		-	60,652
Machinery and Equipment		-	61,313
Furniture, Fixtures and Office Equipment		-	89,942
Leasehold Improvements		3,981	65,463
Vehicles		-	420
Construction in progress		-	2,187
Less Accumulated Depreciation		(2,520)	(151,228)
TOTAL PROPERTY & EQUIPMENT	$	1,461	$ 128,749
OTHER ASSETS			
Loans to Insiders		-	-
Other Assets (attach schedule)		13	5,166
TOTAL OTHER ASSETS	$	13	$ 5,166
TOTAL ASSETS	$	22,222	$ 283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH		BOOK VALUE PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)			
Accounts Payable		59	
Taxes Payable (refer to FORM MOR-4)		957	
Wages Payable		9	
Rent / Leases - Building/Equipment		1,289	
Secured Debt / Adequate Protection Payments		-	
Professional Fees		286	
Amounts Due to Insiders		22	
Other Postpetition Liabilities (attach schedule)		17,618	
TOTAL POSTPETITION LIABILITIES	$	20,240	-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)			
Secured Debt		-	76,069
Priority Debt		-	37
Unsecured Debt		54,244	54,533
Other Pre-petition Liabilities (attach schedule)		122	64,099
TOTAL PRE-PETITION LIABILITIES	$	54,366	194,738
TOTAL LIABILITIES	$	74,606	194,738
OWNER EQUITY			
Capital Stock		137	137
Additional Paid-In Capital		78,007	78,002
Retained Earnings - Pre-Petition		11,987	11,987
Retained Earnings - Postpetition		(141,028)	
Adjustments to Owner Equity (attach schedule)		(1,487)	(1,487)
NET OWNER EQUITY		(52,384)	88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$	22,222	$ 283,377

[1] Restricted Cash and Cash Equivalents represents cash held in a separate account for utility adequate assurance.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 28, 2010 - January 1, 2011

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	159	1,167	
Workers compensation prepaid	1,739	889	
Prepaid advertising	-	219	
Prepaid health and other	-	122	
Prepaid rent	-	-	
Prepaid expenses	-	1,094	
Prepaid property taxes	-	358	
Total Prepaid Expenses	**1,898**	**3,849**	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	-	4	
Other receivables	195	373	
Salary support receivable	-	184	
Other	-	3	
Total Other Current Assets	**6,313**	**8,216**	
Other Assets			
Intangibles - lease rights	-	813	
Investment in partnership	-	1,810	
Deposits	10	-	
Straightline lease	-	2,543	
Prepaid rent	3		
Total Other Assets	**13**	**5,166**	
LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	2,667		
Gift and merchandise cards	3,595		
Vacation payable	21		
Payroll deductions payable	-		
Accrued accounting fees	151		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	329		[1]
Deferred revenue	-		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,729		
Capital leases	-		
Total Other Postpetition Liabilities	**17,618**		
Other Prepetition Liabilities			
Accrued expenses	-	5,162	[2]
Gift and merchandise cards	-	7,738	[2]
Sales and payroll taxes payable	-	10,495	[2]
Wages payable	-	2,030	[2]
Vacation payable	25	2,990	
Payroll deductions payable	-	304	[2]
Accrued accounting fees	-	520	
Pension liability	97	97	
Other accruals prepetition	-	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve	-	1,663	[1]
Workers compensation insurance reserves	-	6,118	[1]
Other insurance reserves	-	259	[1]
Deferred revenue	-	6,699	
Deferred rent	-	5,466	
Intangibles - lease rights	-	208	
Fin 48 liability	-	1,008	
Deferred taxes	-	3,512	
Capital leases	-	8,948	
Total Other Prepetition Liabilities	**122**	**64,099**	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 28, 2010 - January 1, 2011

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	5,931	11,978	(17,909)	-
FICA	1,515	2,825	(4,340)	-
Unemployment	-	-	-	-
Total Federal Taxes	$ 7,446	$ 14,803	$ (22,249)	$ -
State and Local				
Withholding	2,182	4,393	(6,575)	-
Sales & Excise	-	-	-	-
Unemployment	36	-	-	36
Real Property	493,581	18,489	-	512,070
Personal Property [1]	442,273	2,173	-	444,446
Workers Compensation	-	-	-	-
Other: Local	-	-	-	-
Total State and Local	938,072	25,054	(6,575)	956,551
Total Taxes	$ 945,518	$ 39,858	$ (28,825)	$ 956,551

[1] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: November 28, 2010 - January 1, 2011

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below. [1]	X	
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X

[1] The sale of the Park 41 Partnership was completed on December 28, 2010.